UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TUFCO TECHNOLOGIES, INC.

(Name of Subject Company)

PACKERS ACQUISITION SUB, INC.

(Offeror)

TUFCO HOLDINGS, LLC

(Parent of Offeror)

GRIFFIN HOLDINGS, LLC

(Owner of Outstanding Equity of Parent)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

Shahram Shaun Gabayzadeh

President

Packers Acquisition Sub, Inc.

2121 Avenue of the Stars, Suite 2575

Los Angeles, California 90067

(424) 245-4423

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins, Esq.

Brian Wheeler, Esq.

Cooley LLP

1333 Second Street, Suite 400

Santa Monica, California 90401-4100

Telephone: (310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,190,308	$3,759.71

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $6.07, the tender offer price, by the sum of: (a) 4,308,947, the number of issued and outstanding shares of Tufco Technologies, Inc. (“Tufco”) common stock; (b) 234,525, the number of shares of Tufco common stock subject to issuance pursuant to options to purchase shares of Tufco common stock; and (c) 265,475, the number of shares of Tufco common stock reserved for the issuance of purchase rights pursuant to Tufco’s employee stock purchase plan. The foregoing share figures have been provided by the issuer to the offerors and are as of December 20, 2013, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Tufco Holdings, LLC, a Delaware limited liability company and parent of Purchaser (“Parent”), and Griffin Holdings, LLC, a New York limited liability company and owner of the outstanding equity of Parent (“Sponsor”). This Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Tufco Technologies, Inc., a Delaware corporation (“Company”), that are issued and outstanding at a price of $6.07 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of January 9, 2014.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement, as published in the Wall Street Journal on January 9, 2014.

(b)	Debt Commitment Letter, dated as of December 20, 2013, between Sponsor and JPMorgan Chase Bank, N.A.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, among the Company, Parent and Purchaser (incorporated by reference to the Form 8-K filed by the Company on December 27, 2013).

(d)(2)	Tender and Support Agreement, dated as of December 20, 2013, among the Company, Parent, Purchaser and certain stockholders of the Company (incorporated by reference to the Form 8-K filed by the Company on December 27, 2013).

(d)(3)	Confidentiality Agreement, dated as of May 9, 2012, between Sponsor and Mesirow Financial, Inc. on behalf of the Company, as amended by that certain letter agreement among Sponsor, Mesirow Financial, Inc. and the Company, dated January 6, 2014.

(d)(4)	Equity Commitment Letter, dated as of December 20, 2013, between Sponsor and Parent.

(d)(5)	Limited Guarantee, dated as of December 20, 2013, between Sponsor and the Company.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2014

PACKERS ACQUISITION SUB, INC., a Delaware corporation

By:	/s/ Shahram Shaun Gabayzadeh
Name: Shahram Shaun Gabayzadeh
Title: President

TUFCO HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name: Shahram Shaun Gabayzadeh
Title: Manager

GRIFFIN HOLDINGS, LLC, a New York limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name: Shahram Shaun Gabayzadeh
Title: Manager